Mail Stop 3561

July 25, 2007

Robert Meers, Chief Executive Officer
Lululemon Athletica Inc.
2285 Clark Drive
Vancouver, British Columbia
Canada, V6N 3G9

      Re: Lululemon Athletica Inc.
                Amendments No. 7 to Registration Statement on Form S-1
                Filed July 24, 2007
                File No. 333-142477

Dear Mr. Meers:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Prospectus Summary, page 1</u>

<u>The Offering, page 5</u>

1. We note that you disclose a price range of $15 to $17 per share on the cover, however, you have included other information, here and in the use of proceeds, capitalization and dilution sections, based on an initial public offering price range of $12 to $20 per share or information regarding the effect of up to a four dollar increase or decrease from the mid-point price of $16. Please revise the prospectus to include information based on the bona fide price range, which should be a two dollar range, or advise us.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Basis of Presentation – Stock-based compensation, page 54

2. Please tell us and disclose when in the beginning of 2007 management reassessed the fair value of the common stock underlying the options granted in December 2006 and January 2007. Further please tell us what price range was discussed with the underwriters that you considered in determining the valuation of $8.50 as of January 2007.

3. Please expand MD&A for the additional significant factors contributing to the difference between the estimated IPO price based on the midpoint of $16 and the fair value determined retrospectively as of each grant date. Clearly support why the fair value was $8.50 in January 2007 and has increased to approximately $16 currently or revise your financial statements accordingly.

Notes to Financial Statements

Note 11 Equity Incentive Compensation Plans, page F-23

4. In your response letter to us dated June 29, 2007 you provided an analysis of the significant factors contributing to the difference between the fair value of the underlying common stock of options granted and an estimated IPO price of the common stock using a midpoint of $11. Please update your analysis by explaining to us in sufficient detail the changes that occurred during the last month with respect to the company's prospects and changing market conditions supporting the 45% increase in fair value based on a midpoint of $16.

5. Please disclose the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price of $16 and the exercise price of the options outstanding as of the most recent balance sheet date.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Peggy Kim, Senior Staff Attorney, at (202) 551- 3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Barry M. Abelson, Esq.
        John P. Duke, Esq.
        Pepper Hamilton LLP